Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form F-1 of our report dated August 1, 2014, relating to the consolidated financial statements of Ascendis Pharma A/S (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the restatement of the previously issued consolidated financial statements for the year ended December 31, 2013 and substantial doubts over going concern, as described in Note 1), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

Deloitte Statsautoriseret Revisionspartnerselskab

Copenhagen, Denmark

December 18, 2014

/s/ Jens Sejer Pedersen State Authorised Public Accountant	/s/ Flemming Larsen State Authorised Public Accountant